Endeavour Silver Corp.

Condensed Consolidated Interim Financial Statements

Unaudited
Three and Six Months Ended June 30, 2025 and 2024

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 1

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited)

(expressed in thousands of US dollars)

	Notes	June 30, 2025	December 31, 2024

ASSETS

Current assets
Cash and cash equivalents		$52,200	$106,434
Other investments		595	1,070
Accounts and other receivables	5	18,750	5,166
Inventories	7	60,020	36,010
IVA receivables	6	53,959	5,119
Derivative assets	18	2,782	-
Prepaids and other current assets		9,571	3,848
Total current assets		197,877	157,647

Non-current income tax receivable		3,833	3,572
Non-current IVA receivable	6	1,543	31,301
Non-current derivative assets	18	870	-
Other non-current assets	8	8,655	20,524
Mineral properties, plant and equipment	4, 8	783,115	506,205
Total assets		$995,893	$719,249

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable, accrued liabilities and other		$103,411	$53,943
Income taxes payable		19,042	9,457
Precious metal prepayments obligation	9	13,501	-
Loans payable	10	39,508	5,234
Copper stream liability	18	5,445	-
Derivative liabilities	18	32,319	10,232
Total current liabilities		213,226	78,866

Non-current loans payable	10	122,098	115,002
Provisions for reclamation and rehabilitation		23,183	11,635
Deferred income tax liability		27,534	10,315
Non-current copper stream liability	18	30,370	-
Non-current derivative liabilities	18	38,952	16,627
Contingent payment	4, 18	8,119	-
Other non-current liabilities		3,325	2,367
Total liabilities		466,807	234,812

Shareholders' equity
Common shares	11	947,527	850,986
Contributed surplus	11	7,076	5,606
Retained deficit		(425,517)	(372,155)
Total shareholders' equity		529,086	484,437
Total liabilities and shareholders' equity		$995,893	$719,249

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ Margaret Beck	/s/ Daniel Dickson

Director	Director

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 2

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(unaudited)

(expressed in thousands of US dollars, except for shares and per share amounts)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2025	2024	2025	2024

Revenue	12	$88,597	$58,260	$152,095	$121,985

Cost of sales:
Direct production costs		59,249	33,703	94,422	70,408
Royalties		6,458	5,648	12,701	12,056
Share-based compensation	11(b)(c)	136	74	170	153
Depreciation		15,010	8,639	24,216	17,516
		80,853	48,064	131,509	100,133

Mine operating earnings		7,744	10,196	20,586	21,852

Expenses:
Exploration, evaluation and development	13	4,922	4,290	9,460	8,560
General and administrative	14	7,607	4,240	11,881	8,284
		12,529	8,530	21,341	16,844

Operating earnings (loss)		(4,785)	1,666	(755)	5,008

Finance costs		1,136	277	1,553	591

Other income (expense):
Foreign exchange gain (loss)		673	(3,998)	(302)	(2,819)
Loss on derivative contracts	18	(9,993)	(9,253)	(41,924)	(9,253)
Investment and other		681	570	2,132	603
		(8,639)	(12,681)	(40,094)	(11,469)

Loss before income taxes		(14,560)	(11,292)	(42,402)	(7,052)

Income tax expense:
Current income tax expense (recovery)		9,094	2,878	14,373	8,545
Deferred income tax expense (recovery)		(3,199)	(163)	(3,413)	(396)
		5,895	2,715	10,960	8,149

Net loss		$(20,455)	$(14,007)	$(53,362)	$(15,201)

Basic loss per share		$(0.07)	$(0.06)	$(0.20)	$(0.06)
Diluted loss per share		$(0.07)	$(0.06)	$(0.20)	$(0.06)

Basic and diluted weighted average number of shares outstanding	11(e)	283,534,276	242,899,679	272,987,662	235,201,630

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 3

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited)

(expressed in thousands of US dollars, except for shares and per share amounts)

	Notes	Number of shares	Share Capital	Contributed Surplus	Retained Deficit	Total Shareholders' Equity
Balance at December 31, 2023		217,245,492	$722,695	$4,556	$(340,910)	$386,341

Public equity offerings, net of issuance costs		27,540,971	53,608	-	-	53,608
Exercise of options	11(b)	1,079,200	3,170	(1,023)	-	2,147
Canceled options	11(b)	-	-	(84)	84	-
Share-based compensation	11(b)	-	-	2,332	-	2,332
Loss for the period		-	-	-	(15,201)	(15,201)
Balance at June 30, 2024		245,865,663	$779,473	$5,781	$(356,027)	$429,227

Public equity offerings, net of issuance costs		15,825,000	68,765	-	-	68,765
Exercise of options	11(b)	633,200	2,748	(938)	-	1,810
Canceled options and performance share units	11(b)	-	-	(147)	147	-
Share-based compensation	11(b)	-	-	910	-	910
Loss for the period		-	-	-	(16,275)	(16,275)
Balance at December 31, 2024		262,323,863	$850,986	$5,606	$(372,155)	$484,437

Public equity offerings, net of issuance costs	11(a)	12,885,000	46,562	-	-	46,562
Exercise of options	11(b)	443,400	1,306	(427)	-	879
Redemption of deferred share units	11(c)	103,373	300	(300)	-	-
Issued as part of business acquisition	4	14,075,357	48,373	-	-	48,373
Share-based compensation	11(b)	-	-	2,197	-	2,197
Loss for the period		-	-	-	(53,362)	(53,362)
Balance at June 30, 2025		289,830,993	$947,527	$7,076	$(425,517)	$529,086

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 4

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited)

(expressed in thousands of US dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2025	2024	2025	2024

Operating activities
Net loss for the period		$(20,455)	$(14,007)	$(53,362)	$(15,201)

Items not affecting cash:
Share-based compensation	11 (b)(c)	1,681	1,162	2,197	2,332
Depreciation	8	15,177	8,933	24,738	18,068
Deferred income tax recovery		(3,199)	(113)	(3,413)	(244)
Unrealized foreign exchange loss (gain)		(2,802)	2,196	(2,527)	2,332
Finance costs		1,136	277	1,553	591
Interest income		(575)	-	(1,565)	-
Accretion of loans receivable		(78)	(59)	(100)	(134)
Loss on copper stream revaluation		1,259	-	1,259	-
(Gain) loss on derivatives		8,905	9,253	40,760	9,253
(Gain) loss on other investments		(178)	424	(321)	1,303
Change in precious metal prepayments	9	13,501	-	13,501	-
Net changes in working capital		7,192	4,301	2,207	(1,350)
Cash from operating activities		21,564	12,367	24,927	16,950

Investing activities
Payment for mineral properties, plant and equipment	8	(54,150)	(55,829)	(95,735)	(100,698)
Net cash paid on business acquisition	4	(72,828)	-	(72,828)	-
Proceeds from disposal of other investments		796	649	796	3,292
Proceeds from loans receivable		150	250	150	700
Interest received		575	-	1,565	-
Cash used in investing activities		(125,457)	(54,930)	(166,052)	(96,706)

Financing activities
Repayment of loans payable	10	(2,339)	(971)	(3,548)	(2,159)
Repayment of lease liabilities		(306)	(104)	(421)	(201)
Interest paid	10	(3,159)	(116)	(6,321)	(251)
Net proceeds from public equity offerings	11 (a)	46,562	14,698	46,562	53,608
Proceeds from exercise of options	11 (b)	879	2,147	879	2,147
Proceeds from loans payable	10	15,000	60,000	15,000	60,000
Proceeds from copper stream prepayment	18	35,000	-	35,000	-
Repayment of copper stream	18	(444)	-	(444)	-
Payment of deferred financing fees		-	(35)	-	(731)
Cash from financing activities		91,193	75,619	86,707	112,413

Effect of exchange rate change on cash and cash equivalents		203	165	184	154

Increase (decrease) in cash and cash equivalents		(12,497)	33,221	(54,234)	32,811
Cash and cash equivalents, beginning of the period		64,697	34,876	106,434	35,286
Cash and cash equivalents, end of the period		$52,200	$68,097	$52,200	$68,097
Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 5

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Endeavour Silver Corp. (the "Company" or "Endeavour Silver") is a corporation governed by the Business Corporations Act (British Columbia, Canada). The Company is engaged in silver mining in Mexico and Peru and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile and United States. On May 1, 2025, the Company completed its acquisition of Compañia Minera Kolpa S.A. ("Minera Kolpa")"), which operates the Huachocolpa Uno Mine in Peru (Note 4). The address of the registered office is Suite 3500, 1133 Melville Street Vancouver, BC, Canada V6E 4E5.

2. BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements and should be read in conjunction with the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2024.

Certain comparative figures have been reclassified to conform with the current period's presentation.

The Board of Directors approved these condensed consolidated interim financial statements for issue on August 12, 2025.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company's functional currency of US dollars and include the accounts of the Company and its subsidiaries all of which are wholly owned including Minera Kolpa for the period May 1, 2025, to June 30, 2025, and as of June 30, 2025. The Company determined that the functional currency of Minera Kolpa is also US dollars. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3. MATERIAL ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in  the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2024, except as described below.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the annual audited consolidated financial statements for the year ended December 31, 2024, except for:

- Estimates and judgements related to the valuation of assets acquired and liabilities assumed in the acquisition of Minera Kolpa (Note 4), including those related to contingent payment that is part of the consideration (Note 18); and

- Estimates and judgements related to accounting treatment and valuation of the copper stream liability (Note 18).

The accounting policies below have been applied consistently to all periods presented and by all subsidiaries in the group.

Business acquisitions

During the period, the Company completed the acquisition of Minera Kolpa, which was accounted for as a business combination under IFRS 3 - Business Combinations (Note 4) using the acquisition method. The cost of an acquisition is measured as the aggregate of the fair values, at the date of exchange, of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred. The identifiable assets acquired, and liabilities assumed are recognized at their fair values as of the acquisition date. Acquisition-related costs are expensed as incurred.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

The results of Minera Kolpa have been included in the condensed consolidated interim financial statements from May 1, 2025 (the "Acquisition Date"). The purchase price allocation is preliminary and subject to adjustment as the Company completes its assessment of the fair values of the assets acquired and liabilities assumed.

Copper stream liability

The Company has entered into a copper stream agreement effective April 1, 2025 (Note 18). The agreement is outside of the scope of IFRS 15 Revenue from contracts with customers, and the Company has determined that the copper stream represents a hybrid financial liability with embedded derivatives. The entire hybrid copper stream liability is designated as fair value through profit or loss under the fair value option. Fair value is determined using observable copper forward prices corresponding to the estimated production and delivery of copper ounces along with an estimate of credit-risk for similar instruments (level 3).

Restricted share units ("RSUs")

The Company has a Share Units Plan for employees and directors as part of its long-term incentive compensation. RSUs are granted in accordance with this plan and generally vest over a period of up to three years.

RSUs are measured at fair value on the grant date and recognized as a share-based compensation expense over the vesting period, with a corresponding increase in equity. The fair value of RSUs is determined based on the market price of the Company's common shares on the grant date. The number of RSUs expected to vest is estimated at each reporting date, and any changes in estimates are recognized prospectively.

Precious metal prepayments obligation

Precious metal prepayments obligation represents the Company's obligation to transfer goods or services to a customer for which consideration has been received. Prepayments obligations arise primarily from advance payments received in respect of future deliveries of metals.

Precious metal prepayments obligation is recognized when payment is received by the Company and is subsequently recognized as revenue when the related performance obligations to deliver metal are satisfied. The Company classifies precious metal prepayments obligation as current and does not adjust it for the effects of a significant financing component when the timing of payment and performance is less than one year.

4. ACQUISITION OF MINERA KOLPA

On the Acquisition Date, the Company completed its acquisition of Minera Kolpa pursuant to a share purchase agreement entered into in April 2025 (the "Agreement"). As a result of the acquisition, Minera Kolpa became a wholly-owned subsidiary of the Company.

The total consideration for the acquisition was $134,265. The following table summarizes the consideration paid as part of the purchase price:

Cash consideration transferred to and on behalf of vendors as per the share purchase agreement	$77,966
Company's common shares transferred (14,075,357 shares)	48,373
Fair value of the contingent payment payable in cash upon occurrence of certain events	7,926
Total consideration transferred as purchase price	$134,265

Contingent payment is payable in cash up to an additional $10,000, in increments of $500 for each 1 million silver ounce equivalent defined above 100 million silver ounce equivalents, across proven, probable, measured, indicated and inferred categories in technical report prepared and filed by Endeavour with respect to Kolpa within 24 months of closing of the acquisition.

Primary reason for the acquisition of Minera Kolpa was to acquire their primary asset - Huachocolpa Uno Mine and related facilities, located in the districts of Huachocolpa and Santa Ana, approximately 490 kilometers southeast of Lima, Peru. Minera Kolpa has been in operation for 25 years and its assets include Huachocolpa Uno Mine, processing infrastructure, permits, and associated working capital. Management has concluded that Minera Kolpa constitutes a business, and therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations.

The Company has consolidated the operating results, cash flows, and net assets of Minera Kolpa from the Acquisition Date. The determination of the fair value of assets acquired and liabilities assumed is based on a detailed valuation utilizing income, market, and cost approaches, conducted with the assistance of an independent third party. The purchase price is allocated on a preliminary basis until the final valuation report is completed. This is based on management's best estimates at the time these condensed consolidated interim financial statements were prepared, using information available as of the Acquisition Date. Any future changes to the purchase price allocation may result in adjustments to identifiable assets and liabilities.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

The fair value of assets acquired, and liabilities assumed is subject to change for up to one year from the Acquisition Date. If new information arises that impacts management's assessment of fair value as of the Acquisition Date, any adjustments will be recognized retrospectively, and comparative information will be revised accordingly.

Allocation of Purchase Price

Cash and cash equivalents	$5,138
Accounts and other receivables	8,813
Inventories	7,596
Sales tax receivables (IGV)	95
Prepaid expenses and other current assets	4,755
Mineral property, plant and equipment	189,203
Right-of-use assets	1,537
Other non-current assets	1,654
Accounts payable, accrued liabilities and other	(23,328)
Income taxes payable	(3,089)
Loans payable	(25,760)
Lease obligations	(1,930)
Reclamation liabilities	(9,787)
Deferred income tax liabilities	(20,632)
Net assets acquired	$134,265

The Company determined the fair value of the mining interest using a discounted cash flow model. This model incorporated estimates of: future silver, lead, zinc, and copper prices; projected ore reserves and mineral resources; and anticipated production costs and capital expenditures, based on the life-of-mine plan as of the Acquisition Date. A discount rate of 15.8% was applied, reflecting the Company's assessment of country risk, project-specific risk, and other relevant factors.

The significant assumptions used in the determination of the fair value of the mining interests were as follows:

Average long-term prices:
Silver (USD/oz)	$29.1
Lead (USD/lb)	$1.18
Zinc (USD/lb)	$0.91
Copper (USD/lb)	$4.20

Pro Forma Financial Information

The following pro-forma financial information presents consolidated results assuming acquisition occurred on January 1, 2025:

Six months ended
June 30, 2025
Revenue	$199,121
Net Income (loss)	$(53,535)

These pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results of Minera Kolpa to reflect the additional depreciation and depletion that would have been recognized assuming the fair value adjustments to property, plant, and equipment, and mining properties had been applied from January 1, 2025.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

5. ACCOUNTS AND OTHER RECEIVABLES

	June 30,	December 31,
	2025	2024

Trade receivables	$12,329	$3,310
Sales tax receivables (GST and IGV)	518	101
Other receivables	4,153	355
Current portion of loan receivable	1,750	1,400
	$18,750	$5,166

The trade receivables include receivables from concentrate sales. The fair value of receivables arising from concentrate sales that contain provisional pricing mechanisms is determined by using the appropriate period end closing prices from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 18).

6. IVA RECEIVABLES

As at June 30, 2025, total Mexican subsidiaries value added tax, Impuesto al Valor Agregado ("IVA") of $55,502 (December 31, 2024 - $36,420) has been allocated between the current portion of $53,959, and the non-current portion of $1,543 (December 31, 2024 - $5,119 and $31,301, respectively). The non-current portion relates to Pitarrilla's claims which will be eligible for submission upon generation of revenue (December 31, 2024 - $1,948). At December 31, 2024, $29,353 of non-current IVA tax receivables were related to Terronera's claims which have become eligible and have been submitted for reimbursement during three months ended June 30, 2025 and have been reclassified to current sales tax receivable. During the current period, the Company has made a change in presentation within its statement of financial position to separately disclose IVA receivables from other receivables, in order to provide greater clarity and disaggregation of tax-related assets. As a result, the comparative figures for IVA receivables as at December 31, 2024 have been reclassified from other receivables to align with the current period presentation.

7. INVENTORIES

	June 30,	December 31,
	2025	2024

Warehouse inventory	$30,779	$19,694
Stockpile inventory	15,181	7,349
Finished goods inventory	11,471	7,213
Work in process inventory	2,589	1,754
	$60,020	$36,010

The finished goods inventory balance as of June 30, 2025 includes a $1,192 provision for the ending stockpile inventory in Terronera, produced at a cost above net realisable value.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT AND OTHER NON-CURRENT ASSETS

	Exploration & evaluation assets	Mineral properties	Plant	Machinery & equipment	Building	Transport & office equipment	Total

Cost

Balance at December 31, 2023	$80,231	$575,916	$133,614	$117,977	$25,550	$15,036	$948,324

Additions	3,712	118,381	60,266	32,035	10,177	1,655	226,226
Impairment of exploration properties	(181)	-	-	-	-	-	(181)
Disposals	-	-	(42)	(299)	-	(129)	(470)
Balance at December 31, 2024	$83,762	$694,297	$193,838	$149,713	$35,727	$16,562	$1,173,899

Additions	1,199	24,199	49,535	13,746	27,255	1,137	117,071
Disposals	-	-	-	(2,436)	-	(44)	(2,480)
Acquired in business combination	-	70,564	71,810	10,349	31,004	5,476	189,203
Balance at June 30, 2025	$84,961	$789,060	$315,183	$171,372	$93,986	$23,131	$1,477,693

Accumulated depreciation

Balance at December 31, 2023	$-	$466,704	$85,632	$61,484	$9,746	$10,101	$633,667

Depreciation	-	22,582	1,797	8,137	428	1,461	34,405
Disposals	-	-	(42)	(295)	-	(41)	(378)
Balance at December 31, 2024	$-	$489,286	$87,387	$69,326	$10,174	$11,521	$667,694

Depreciation	-	17,501	3,834	6,119	951	959	29,364
Disposals	-	-	-	(2,436)	-	(44)	(2,480)
Balance at June 30, 2025	$-	$506,787	$91,221	$73,009	$11,125	$12,436	$694,578

Net book value
At December 31, 2024	$83,762	$205,011	$106,451	$80,387	$25,553	$5,041	$506,205
At June 30, 2025	$84,961	$282,273	$223,961	$98,364	$82,861	$10,695	$783,115

Included in mineral properties is $171,010 for acquisition and development costs of development properties (December 31, 2024 - $157,146). During the three and six months periods ended June 30, 2025, the Company capitalized borrowing costs related to the Terronera Debt Facility in the amounts of $3,273 and $6,576 respectively, using a capitalization rate of 11.4%.

Other non-current assets include $3,132 (December 31, 2024 - $18,299) of deposits related to items of property, plant and equipment at Terronera.

9. PRECIOUS METAL PREPAYMENTS OBLIGATION

On June 11, 2025, Refinadora Plata Guanaceví S.A. de C.V. ("Guanaceví"), a subsidiary of the Company entered into a prepayment agreement with Auramet International Inc.("Auramet") for an initial term ending May 31, 2026.

Under the agreement, Auramet advances prepayments of up to $15,000 to the Company in consideration for the future delivery of the Guanaceví's precious metal. The advances are repaid by deliveries adjusted for the interest equivalent to SOFR plus 3.75%. The Company may draw additional amounts under the agreement once prior amounts are settled.

The prepayments amount received is initially recognized as a revenue contract liability and is subsequently being recognized as revenue as control of the metal transfers to Auramet and related shipment's performance obligations have been satisfied.

During the three and six months ended June 30, 2025 the Company has received $19,457 prepayments under this agreement. Of the prepayments received, $5,956 was recognized as revenue and the remaining $13,501 is presented as precious metals prepayments obligation in the statement of financial position at June 30, 2025.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

10. LOANS PAYABLE

	Terronera Debt Facility	Equipment Financing	Kolpa Loans	Total
Currency	USD	USD	USD
Year of maturity	2031	2029	2028
Balance at December 31, 2023	$-	$8,519	$-	$8,519

Loans drawdowns	120,000	3,470	-	123,470
Applied deferred financing fees	(8,770)	-	-	(8,770)
Finance cost	7,200	441	-	7,641
Repayments of principal	-	(4,081)	-	(4,081)
Payments of interest	(3,665)	(438)	-	(4,103)
Balance at December 31, 2024	$114,765	$7,911	$-	$122,676

Loans drawdowns	15,000	3,149	-	18,149
Assumed on business acquisition	-	1,064	24,696	25,760
Finance cost	6,579	374	373	7,326
Repayments of principal	-	(2,510)	(1,038)	(3,548)
Payments of interest	(5,386)	(375)	(494)	(6,255)
Balance at June 30, 2025	$130,958	$9,613	$23,537	$164,108

Less: Current portion of loans payable	25,000	4,721	9,787	39,508
Less: Accrued interest	2,502	-	-	2,502
Balance: Non-current loans payable	$103,456	$4,892	$13,750	$122,098

Terronera Debt Facility

The Debt Facility is secured through corporate guarantees from the Company, certain of the Company's subsidiaries and a first ranking security interest over the Terronera project. The Debt Facility is subject to certain customary covenants and, as at June 30, 2025, the Company was in compliance with these covenants. During the second quarter, the Company entered into an amendment of the Debt Facility agreement, increasing the facility for an additional $15 million to a total of $135 million. The  additional tranche was drawn on June 23, 2025, and will be repayable over the 12 months following the date of the statement of financial position. The key terms of the original tranches of Debt Facility remain unchanged. Funds are to be used for completion and ramp up of the Terronera project.

Equipment Financing

The equipment financing is secured by the underlying equipment purchased and is subject to various non-financial covenants, and as at June 30, 2025, the Company was in compliance with these covenants. As at June 30, 2025, the net book value of equipment included $19,515 (December 31, 2024 - $15,661) of equipment pledged as security for the equipment financing.

Kolpa Loans

As part of the Kolpa acquisition, on May 1, 2025, the Company assumed two syndicated loans originally entered into by Minera Kolpa with Banco BTG Pactual S.A. – Cayman Branch and Banco Santander Perú S.A. As collateral for these loans, Minera Kolpa entered into trust agreements and issued promissory notes to the lender. Loans are subject to certain financial covenants, which are based on the Minera Kolpa’s earnings before interest, taxes, depreciation, and amortization. The loans are structured as follows:

- A loan with original balance of $15 million at a variable interest rate of SOFR plus 5.5% for a period of 4.5 years starting May 5, 2022.

- A loan with original balance of $27 million at a variable interest rate called SOFR plus 5%, for a period of 4 years starting January 9, 2024.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

11. SHARE CAPITAL

(a) Common Shares

As of June 30, 2025, the Company had 289,830,993 common shares issued, issuable and outstanding, with no par value (December 31, 2024 - 262,323,863). During the six months period ended June 30, 2025, and in order to finance a portion of cash consideration paid on the acquisition of Minera Kolpa, the Company completed a $45 million bought equity financing. Financing was completed on April 8, 2025, issuing 11,600,000 common shares at $3.88 per share. On April 16, 2025, underwriters exercised their over-allotment option, issuing an additional 1,285,000 common shares at $3.88 per share. The Company has received gross proceeds of $49,994, less commission of $2,792 and recognized $640 of other transaction costs related to the financing as share issuance costs, which have been presented net within share capital.

(b) Stock Options

Expressed in Canadian dollars	Six months ended		Year ended
	June 30, 2025		December 31, 2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	3,181,491	$4.13	3,488,291	$4.24
Granted	763,530	$5.36	1,994,000	$2.94
Exercised	(443,400)	$2.72	(1,712,400)	$3.17
Expired and forfeited	(89,120)	$4.21	(588,400)	$3.55
Outstanding, end of period	3,412,501	$4.59	3,181,491	$4.13
Options exercisable at the end of the period	2,134,597	$4.93	1,896,491	$4.82

Subsequent to June 30, 2025, an additional 340,232 common shares were issued on the exercise of 340,232 options, with a weighted average exercise price of CAN$5.31.

Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
	Number	Weighted Average	Weighted Average	Number Exercisable	Weighted Average
Exercise	Outstanding	Remaining
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	June 30, 2025	(Number of Years)	Price	June 30, 2025	Price

$2.00 - $2.99	1,284,700	3.6	$2.89	601,100	$2.89
$4.00 - $4.99	502,100	2.9	$4.17	457,100	$4.13
$5.00 - $5.99	710,410	4.7	$5.39	161,106	$5.39
$6.00 - $6.99	915,291	1.2	$6.58	915,291	$6.58
	3,412,501	3.1	$4.59	2,134,597	$4.93

During the three and six months ended June 30, 2025, the Company recognized share-based compensation expense of $615 and $820 respectively (June 30, 2024 - $421 and $1,132 respectively) based on the fair value of the vested portion of options.

The weighted-average fair values of stock options granted have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

	Six months ended
	June 30, 2025	June 30, 2024
Weighted-average fair value of options in CAN$	$2.53	$1.38
Risk-free interest rate	2.48%	3.75%
Expected dividend yield	0%	0%
Expected share price volatility	63%	62%
Expected options life in years	3.63	3.52

(c) Share Units Plan

Performance Share Units (PSUs)

	Six months ended	Year ended
	June 30, 2025	December 31, 2024
	Number of units	Number of units

Outstanding, beginning of period	1,078,000	878,000
Granted	299,900	635,000
Cancelled	(163,000)	(435,000)
Outstanding, end of period	1,214,900	1,078,000

Performance criteria are based on the Company's share price performance relative to a representative group of other mining companies. On March 24, 2025, 163,000 PSUs were cancelled as the performance criteria were not met. Of the outstanding PSUs 320,000 PSUs vest on March 6, 2026, 595,000 PSUs vest on March 13, 2027, and 299,900 will vest on April 2, 2028 once certain performance criteria are met.

During the three and six months ended June 30, 2025, the Company recognized share-based compensation expense of $365 and $675 respectively related to the PSUs (June 30, 2024 - $323 and $763 respectively).

Deferred share units (DSUs) - Equity Settled

	Six months ended	Year ended
	June 30, 2025	December 31, 2024
	Number of units	Number of units

Outstanding, beginning of period	564,841	330,078
Granted	130,998	234,763
Settled	(103,373)	-
Outstanding, end of period	592,466	564,841

During the six months ended June 30, 2025, under the Share Units Plan, there were 130,998 DSUs granted (June 30, 2024 - 212,798). During the three and six months ended June 30, 2025, the Company recognized share-based compensation expense of $526 and $551 respectively related to the DSUs (June 30, 2024 - $418 and $435 respectively).

Restricted Share Units (RSUs)

The Company may award to its directors and employees non-transferable RSUs. The awards typically vest over a three-year period and at the election of the company can be settled in equity upon vesting.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

Expressed in Canadian dollars	Six months ended	Year ended
	June 30, 2025	December 31, 2024
	Number of Units	Number of Units

Outstanding, beginning of period	-	-
Granted	269,490	-
Cancelled	(2,790)	-
Outstanding, end of period	266,700	-

(d) Historical Cash Settled Deferred Share Units

The Company previously had a deferred share unit plan whereby deferred share units were granted to independent directors of the Company. These cash settled deferred share units vested immediately and are redeemable for cash. They are redeemable based on the market value of the units upon certain circumstances, at the time of a director's retirement. Upon adoption of the share unit plan in March 2021, no new cash settled deferred share units will be granted.

Expressed in Canadian dollars	Six months ended		Year ended
	June 30, 2025		December 31, 2024
	Number of Units	Weighted Average Grant Price	Number of Units	Weighted Average Grant Price

Outstanding, beginning of period	1,044,204	$3.19	1,044,204	$3.19
Settled	(101,576)	$2.74	-	-
Outstanding, end of period	942,628	$3.24	1,044,204	$3.19

Fair value at period end	942,628	$6.71	1,044,204	$5.27

During the three and six months ended June 30, 2025, the Company recognized a mark to market expense on cash-settled Deferred Share Units related to director's compensation, which is included in general and administrative employee costs, of $582 and $1,220 respectively (June 30, 2024 - a mark to market expense of $1,158 and $1,624 respectively) based on the change in the fair value of the cash-settled Deferred Share Units granted in prior years. On June 3, 2025, following the retirement of Ricardo Campoy, 101,576 units were settled. As of June 30, 2025, deferred share units outstanding have a fair market liability value of $5,049 (December 31, 2024 - $3,829) recognized in accounts payable, accrued liabilities and other liabilities.

(e) Diluted loss per Share

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Net loss	$(20,455)	$(14,007)	$(53,362)	$(15,201)
Basic weighted average number of shares outstanding	283,534,276	242,899,679	272,987,662	235,201,630
Effect of dilutive securities:
Stock options	-	-	-	-
Restricted share units	-	-	-	-
Equity settled deferred share units	-	-	-	-
Performance share units	-	-	-	-
Diluted weighted average number of share outstanding	283,534,276	242,899,679	272,987,662	235,201,630

As of June 30, 2025, there are total of 5,486,567 stock options, equity settled deferred share units, restricted share units and performance share units that were anti-dilutive and excluded from the diluted earnings per share calculation (June 30, 2024 – 3,322,323).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

12. REVENUE

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024

Silver sales	$48,873	$35,234	$88,024	$76,456
Gold sales	27,989	23,474	52,772	46,470
Lead sales	6,735	-	6,735	-
Zinc sales	5,622	-	5,622	-
Copper sales	561	-	561	-
Other metals sales	358	-	358	-
Less: smelting and refining costs	(1,541)	(448)	(1,977)	(941)
Revenue	$88,597	$58,260	$152,095	$121,985

Changes in fair value from provisional pricing are included in silver, gold, lead, zinc and copper sales. During the periods revenue per product was:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
Concentrate sales	$43,750	$17,740	$60,716	$33,095
Provisional pricing adjustments	519	83	636	(628)
Total revenue from concentrate sales	44,269	17,823	61,352	32,467
Refined metal sales	44,328	40,437	90,743	89,518
Total revenue	$88,597	$58,260	$152,095	$121,985

Provisional pricing adjustments on sales of concentrate are pricing adjustments made upon finalization of the sales contract. The Company's concentrate sales contracts are initially priced with provisional pricing periods lasting typically one to three months, with provisional pricing adjustments recorded to revenue as market prices vary.

13. EXPLORATION, EVALUATION AND DEVELOPMENT

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024

Depreciation	$4	$188	$254	$347
Share-based compensation	193	127	262	278
Employee costs	828	637	1,664	1,297
Direct exploration expenditures	2,924	1,828	4,997	3,458
Evaluation and development employee costs	676	705	1,409	1,459
Direct evaluation and development expenditures	297	805	874	1,721
	$4,922	$4,290	$9,460	$8,560

14. GENERAL AND ADMINISTRATIVE

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024

Depreciation	$102	$106	$207	$205
Share-based compensation	1,353	961	1,766	1,901
Employee costs	974	979	1,993	2,161
Directors' DSU expense	582	1,159	1,220	1,624
Direct general and administrative expenditures	4,596	1,035	6,695	2,393
	$7,607	$4,240	$11,881	$8,284

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

15. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024

Net changes in non-cash working capital:
Accounts and other receivables	$1,689	$3,711	$(4,424)	$(5,663)
Income tax receivable	(389)	1,565	(515)	1,861
Inventories	(11,848)	(2,249)	(14,081)	3,158
Prepaids	610	455	(619)	1,209
Accounts payable, accrued liabilities and other	27,065	(327)	30,670	(3,190)
Income taxes payable	5,233	1,146	6,496	1,275
IVA receivable	(15,168)	-	(15,320)	-
	$7,192	$4,301	$2,207	$(1,350)

Non-cash financing and investing activities:
Reclamation included in mineral properties, plant and equipment	-	$(448)	-	$(550)
Fair value of exercised options allocated to share capital	$(427)	$(1,023)	$(427)	$(1,023)

Other cash disbursements:
Income taxes paid	$1,809	$50	$4,221	$2,584
Special mining duty paid	$-	$-	$3,913	$2,574

16. SEGMENT DISCLOSURES

The Company's operating segments are based on internal management reports that are reviewed by the Company's executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments which are located in Mexico (Guanaceví and Bolañitos) and in Peru, (Kolpa) and a development mine segment, Terronera. The Company has Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico, Chile and the USA. Exploration projects that are in the local district surrounding a mine are included in the mine's segments.

Three months ended June 30		Revenue	Cost of sales - direct	Cost of sales - depreciation	Cost of sales - other	Mine operating earnings	Net earnings and comprehensive earnings

Guanaceví	2025	$43,893	$23,058	$6,315	$6,263	$8,257	$5,914
	2024	40,436	23,001	5,965	5,616	5,854	4,165
Bolañitos	2025	17,595	11,594	2,747	210	3,044	2,690
	2024	17,824	10,702	2,674	106	4,342	3,928
Terronera	2025	3,278	8,296	791	97	(5,906)	(16,687)
	2024	-	-	-	-	-	(1,511)
Kolpa	2025	23,831	16,301	5,157	24	2,349	(876)
	2024	-	-	-	-	-	-
Exploration	2025	-	-	-	-	-	(3,949)
	2024	-	-	-	-	-	(2,780)
Corporate	2025	-	-	-	-	-	(7,547)
	2024	-	-	-	-	-	(17,809)
Consolidated	2025	$88,597	$59,249	$15,010	$6,594	$7,744	$(20,455)
	2024	$58,260	$33,703	$8,639	$5,722	$10,196	$(14,007)

The Exploration segment included $508 of costs incurred in Chile for the three months ended June 30, 2025 (June 30, 2024 - $207) and $64 of costs incurred in USA (June 30, 2024 - $18).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

Six months ended June 30		Revenue	Cost of sales - direct	Cost of sales - depreciation	Cost of sales - other	Mine operating earnings	Net earnings and comprehensive earnings

Guanaceví	2025	$90,744	$48,502	$12,884	$12,349	$17,009	$11,375
	2024	89,518	49,887	11,780	12,010	15,841	8,448
Bolañitos	2025	34,242	21,323	5,384	401	7,134	5,034
	2024	32,467	20,521	5,736	199	6,011	5,255
Terronera	2025	3,278	8,296	791	97	(5,906)	(50,333)
	2024	-	-	-	-	-	(3,181)
Kolpa	2025	23,831	16,301	5,157	24	2,349	(876)
	2024	-	-	-	-	-	-
Exploration	2025	-	-	-	-	-	(7,177)
	2024	-	-	-	-	-	(5,380)
Corporate	2025	-	-	-	-	-	(11,386)
	2024	-	-	-	-	-	(20,343)
Consolidated	2025	$152,095	$94,422	$24,216	$12,871	$20,586	$(53,363)
	2024	121,985	70,408	17,516	12,209	21,852	(15,201)

The Exploration segment included $816 of costs incurred in Chile for the six months ended June 30, 2025 (June 30, 2024 - $635) and $78 of costs incurred in USA (June 30, 2024 - $23).

		Total assets	Total liabilities	Additions to fixed assets

Guanaceví	June 30, 2025	$123,005	$59,868	$8,229
	December 31, 2024	114,745	43,896	22,876
Bolañitos	June 30, 2025	40,440	14,455	3,600
	December 31, 2024	53,176	7,886	7,893
Terronera	June 30, 2025	503,105	247,720	97,460
	December 31, 2024	373,531	173,376	189,912
Kolpa	June 30, 2025	221,183	89,355	6,384
	December 31, 2024	-	-	-
Exploration	June 30, 2025	88,047	764	1,376
	December 31, 2024	86,579	1,326	1,571
Corporate	June 30, 2025	20,113	54,645	22
	December 31, 2024	91,218	8,328	3
Consolidated	June 30, 2025	$995,893	$466,807	$117,071
	December 31, 2024	$719,249	$234,812	$222,255

17. COMMITMENTS & CONTINGENCIES

Commitments

As of June 30, 2025, the Company had $3,447 committed for capital equipment purchases.

Contingencies

Due to the nature of the Company's activities, various legal and tax matters are outstanding from time to time. The Company is routinely subject to audit by tax authorities in the countries in which it operates and has received a number of tax assessments in various locations, which are currently at various stages of progress with the relevant authorities. The outcomes of these audits and assessments are uncertain however, the Company is confident of its position on the various matters under review.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

18. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Copper Stream liability

Concurrently with the acquisition of Minera Kolpa on May 1, 2025, the Company entered into a ten year Copper Stream agreement on copper produced from Kolpa (the "Copper Stream ") with Versamet Royalties Corporation ("Versamet"). Under the Copper Stream agreement, Versamet provided a $35 million prepayment used to finance the cash consideration of Kolpa acquisition on May 1, 2025.  In exchange Versamet will receive refined copper LME Warrants or copper credits in the amount greater of: (i) 95.8% of produced copper or (ii) 0.03 pounds of copper per pound of produced lead. After 6,000 tonnes are delivered, Versamet will purchase 71.85% of produced copper, decreasing to 47.9% after 10,500 tonnes until the end of the term of the agreement.

The purchase price is based on the spot price of refined copper. Untill liability is repaid, Versamet will pay 10% in cash per tonne, with the remaining 90% offset against the prepayment. Once the prepayment is fully applied, Versamet will continue to pay 10% of the spot price. Versamet holds a right of first refusal on future royalties, streams, or similar interests from Kolpa. The agreement is secured by an equity pledge in Kolpa.

The copper stream liability is classified as level 3 in the fair value hierarchy and measured at fair value through profit or loss. The stream is valued using a discounted cash flow model based on current market and operational assumptions. The key unobservable inputs used in the valuation include a discount rate of 8.6%, reflecting credit risk and asset-specific risk, a copper price forecasts, based on observable forward price curves over the expected production term. The valuation involves significant judgment related to the life-of-mine production schedule, including expected output timing and volumes.

Contingent payment on business acquisition (Note 4)

The contingent payment is payable in cash within 24 months of closing of the acquisition, and is classified as level 3 in the fair value hierarchy and measured at fair value through profit or loss. Consideration is valued using a discounted cash flow model. The key unobservable inputs used in the valuation include a discount rate of 15.0%, as well as assumptions about future technical report’s silver equivalent ounces contained in Kolpas reserves and resources.

Commodity contracts

In connection with the Terronera Debt Facility (Note 10), on March 28, 2024, the Company entered into gold forward swap contracts to hedge against the fluctuation in gold prices. These have been amended to reflect the current gold production profile with settlement of 68,000 oz from August 2025 to June 2027 with a forward price of $2,311 per ounce of gold.

In June 2025 in relation to the amendment to the Terronera Debt facility, the Company implemented un-margined zero cost collars for 968,000 ounces of silver with a price range of $31 to $42, settling over the period from September 2025 to June 2026.

Foreign exchange contracts

The Company also hedged a portion of the estimated remaining capital and operating expenditures incurred in Mexican Pesos.

As of June 30, 2025 the Company had $49,800 Mexican Peso forward contracts with weighted average rate of 20.70 pesos for US dollar settling between July 2025 and December 2026. On July 10th, 2025, the Company entered into additional Mexican Peso forward contracts with exposure of $12,000 and weighted average rate 18.57 pesos for US dollar settling between Dec 2025 and June 2026.

Interest rate contracts

As part of the business acquisition the Company has acquired a fixed for variable interest rate swap in the amount of $8,308, maturing in April 2026 measured at fair value through profit and loss at $30 as of June 30, 2025.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 18

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

	Gold forward swap	Silver collars	Mexican Peso forward	Copper stream liability	Total

Derivative liability at December 31, 2024	$(24,618)	$-	$(2,241)	$-	$(26,859)
Recognized at copper stream inception	-	-	-	(35,000)	(35,000)
Repayment of the copper stream liability	-	-	-	444	444
Realized loss on revaluation	-	-	(95)	-	(95)
Unrealized (loss) gain on revaluation	(46,646)	(7)	5,988	(1,259)	(41,924)
Derivative asset (liability) at June 30, 2025	$(71,264)	$(7)	$3,652	$(35,815)	$(103,434)

Presented in the statement of financial position:
Derivative asset	$-	$-	$2,782	$-	$2,782
Non-current derivative assets	-	-	870	-	870
Derivative liabilities	(32,312)	(7)	-	-	(32,319)
Non-current derivative liability	(38,952)	-	-	-	(38,952)
Current copper stream liability	-	-	-	(5,445)	(5,445)
Non-current copper stream liability	$-	$-	$-	$(30,370)	$(30,370)

(a) Financial assets and liabilities

As at June 30, 2025, the carrying and fair values of the Company's financial instruments by category were as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value

Financial assets:
Cash and cash equivalents	$-	$52,200	$52,200	$52,200
Other investments	595	-	595	595
Trade and other receivables	12,329	4,153	16,482	16,482
Derivative assets	3,652	-	3,652	3,652
Loan receivable	-	2,506	2,506	2,506
Total financial assets	$16,576	$58,859	$75,435	$75,435

Financial liabilities:
Accounts payable, accrued liabilities and other	$5,049	$98,362	$103,411	$103,411
Derivative liabilities	71,271	-	71,271	71,271
Copper stream liability	35,815	-	35,815	35,815
Contingent payment	8,119	-	8,119	8,119
Loans payable	-	161,606	161,606	161,606
Total financial liabilities	$120,254	$259,968	$380,222	$380,222

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 19

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

  As at December 31, 2024, the carrying and fair values of the Company's financial instruments by category were as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value

Financial assets:
Cash and cash equivalents	$-	$106,434	$106,434	$106,434
Other investments	1,070	-	1,070	1,070
Trade and other receivables	3,310	355	3,665	3,665
Loan receivable	-	2,556	2,556	2,556
Total financial assets	$4,380	$109,345	$113,725	$113,725

Financial liabilities:
Accounts payable, accrued liabilities and other	$3,853	$50,090	$53,943	$53,943
Derivative liabilities	26,859	-	26,859	26,859
Loans payable	-	120,236	120,236	120,236
Total financial liabilities	$30,712	$170,326	$201,038	$201,038

(b) Fair value hierarchy

Assets and liabilities as at June 30, 2025 measured at fair value on a recurring basis include:

	Level 1	Level 2	Level 3	Total

Financial assets:
Other investments	$532	$-	$63	$595
Trade receivables	-	12,329	-	12,329
Derivative assets	-	3,652	-	3,652
Total financial assets	$532	$15,981	$63	$16,576
				-
Financial liabilities:
Cash settled deferred share units	$5,049	$-	$-	$5,049
Derivative liability	-	71,271	-	71,271
Copper Stream liability	-	-	35,815	35,815
Contingent payment	-	-	8,119	8,119
Total financial liabilities	$5,049	$71,271	$43,934	$120,254

Assets and liabilities as at December 31, 2024 measured at fair value on a recurring basis include:

	Level 1	Level 2	Level 3	Total

Financial assets:
Other investments	$1,050	$-	$20	$1,070
Trade receivables	-	3,310	-	3,310
Total financial assets	$1,050	$3,310	$20	$4,380

Financial liabilities:
Cash settled deferred share units	$3,829	$-	$-	$3,829
Share appreciation rights	-	24	-	24
Derivative liability	-	26,859	-	26,859
Total financial liabilities	$3,829	$26,883	$-	$30,712

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 20

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months and six months ended June 30, 2025 and 2024
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite 1130, 609 Granville Street
Vancouver, BC, Canada V7Y 1G5
Telephone: (604) 685-9775 1-877-685-9775 Website: www.edrsilver.com

DIRECTORS	Margaret Beck Daniel Dickson Amy Jacobsen Angela Johnson Rex McLennan Kenneth Pickering Mario Szotlender

OFFICERS	Daniel Dickson - Chief Executive Officer
Donald Gray - Chief Operating Officer
Elizabeth Senez - Chief Financial Officer
Greg Baylock - Vice President, Operations
Luis Castro - Senior Vice President, Exploration
Dale Mah - Vice President, Corporate Development
Alejandra Hincapie - Corporate Secretary

REGISTRAR AND TRANSFER AGENT	Computershare Trust Company of Canada 3rd Floor - 510 Burrard Street Vancouver, BC, Canada V6C 3B9

AUDITORS	KPMG LLP 777 Dunsmuir Street Vancouver, BC, Canada V7Y 1K3

SOLICITORS	Blake, Cassels & Graydon LLP Suite 3500, 1133 Melville Street Vancouver, BC, Canada V6E 4E5

SHARES LISTED	Toronto Stock Exchange Trading Symbol - EDR New York Stock Exchange Trading Symbol - EXK

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 21